Simpson Thacher & Bartlett LLP
900 G STREET, NW WASHINGTON, D.C. 20001
TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5804	E-mail Address jbonnie@stblaw.com

January 20, 2021

VIA EDGAR

Re: Bumble Inc.

       Registration Statement on Form S-1

       Filed January 15, 2021

       File No. 333-252124

Mitchell Austin, Esq. Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dear Mr. Austin:

On behalf of Bumble Inc. (“Bumble”) and to facilitate the Staff’s review of the above referenced Registration Statement on Form S-1 (the “Registration Statement”), relating to the offering of shares of its Class A common stock, we have attached as Annex A to this letter versions of the front cover page of the prospectus and the “Summary—The Offering,” “Summary—Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data,” “Organizational Structure,” “Use of Proceeds,” “Capitalization,” “Dilution,” “Unaudited Pro Forma Condensed Consolidated Financial Information” and “Principal Stockholders” sections of the Registration Statement that have been completed using illustrative assumptions relating to share count, offering size and price range.

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NEW YORK	BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO

Please do not hesitate to call me at 202-636-5804 or William R. Golden III at 202-636-5526 with any questions.

Very truly yours,

/s/ Joshua Ford Bonnie

cc: Securities and Exchange Commission

Larry Spirgel

Melissa Kindelan

Kathleen Collins

      Bumble Inc.

Whitney Wolfe Herd

Anuradha B. Subramanian

Laura Franco

      Davis Polk & Wardwell LLP

Byron B. Rooney

Roshni Banker Cariello

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